Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On April 6, 2016, Halliburton Company and Baker Hughes Incorporated issued the following joint press release.

FOR IMMEDIATE RELEASE

HALLIBURTON AND BAKER HUGHES
TO CONTEST JUSTICE DEPARTMENT ACTION

HOUSTON – April 6, 2016 – Halliburton Company (NYSE: HAL) and Baker Hughes Incorporated (NYSE: BHI) today announced that the companies intend to vigorously contest the U.S. Department of Justice's (DOJ) effort to block their pending merger. The companies believe that the DOJ has reached the wrong conclusion in its assessment of the transaction and that its action is counterproductive, especially in the context of the challenges the U.S. and global energy industry are currently experiencing.

The proposed merger of Halliburton and Baker Hughes is pro-competitive and will allow the companies’ customers to benefit from a more flexible, innovative, and efficient oilfield services company. The transaction will provide customers with access to high quality and more efficient products and services, and an opportunity to reduce their cost per barrel of oil equivalent.

Early in the process, Halliburton proposed to the DOJ a divestiture package worth billions of dollars that will facilitate the entry of new competition in markets in which products and services are being divested. Both companies strongly believe that the proposed divestiture package, which was significantly enhanced, is more than sufficient to address the DOJ’s specific competitive concerns.

The companies intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the divestitures. Once completed, the transaction will allow customers to operate more cost effectively, which is especially important now due to the state of the energy industry and oil and gas prices.

Halliburton and Baker Hughes look forward to a full, impartial judicial review of the pending transaction, including the sufficiency of the proposed divestitures.

Halliburton and Baker Hughes previously agreed to extend the time period to obtain regulatory approvals to no later than April 30, 2016, as permitted under the merger agreement. If the judicial review extends beyond April 30, 2016, the parties may continue to seek relevant regulatory approvals or either of the parties may terminate the merger agreement.

About Halliburton

Founded in 1919, Halliburton is one of the world's largest providers of products and services to the energy industry. With approximately 65,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir - from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn and YouTube.

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company's 43,000 employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: www.bakerhughes.com.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 17, 2016, Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 5, 2016.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the outcome of any litigation involving the U.S. Department of Justice; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; and expectations regarding regulatory approval of the transaction. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

For Halliburton Investors: Kelly Youngblood Halliburton, Investor Relations Investors@Halliburton.com 281-871-2688 Media: Emily Mir Halliburton, Public Relations PR@Halliburton.com 281-871-2601

For Baker Hughes

Investors:

Alondra Oteyza

Baker Hughes, Investor Relations

alondra.oteyza@bakerhughes.com

713-439-8822

Media:

Melanie Kania

Baker Hughes, Media Relations

melanie.kania@bakerhughes.com

713-439-8303